UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25/A (Amendment No. 1)	SEC FILE NUMBER 001-39679

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00951K 104 00951K 112 00951K 120 00951K 138 00951K 146

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Airspan Networks Holdings Inc.

Full Name of Registrant

New Beginnings Acquisition Corp.

Former Name if Applicable

777 Yamato Road, Suite 310

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Airspan Networks Holdings Inc. (the “Company”) filed a Form 12b-25 (the “Original Form 12b-25”) on March 16, 2022, disclosing that the Company was unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K), within the prescribed time period because it required additional time to finalize its financial statements to be included in such Annual Report on Form 10-K. At the time the Original Form 12b-25 was filed, the Company anticipated that it would file the Form 10-K within the 15-day extension period permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. However, because of further delays and additional analyses with respect to the cutoff of the Company’s revenue recognition, the Company no longer anticipates that it will file the Form 10-K prior to the end of the 15-day extension period. The Company will file the Form 10-K as soon as practicable upon completion of these additional analyses and the audit of the Company’s consolidated financial statements, and currently expects to file the Form 10-K by April 14, 2022.

In connection with the additional analyses referenced above, the Company identified a material weakness in its internal control over financial reporting. The material weakness that the Company identified occurred because it did not design and maintain effective controls related to the cutoff of revenue recognition on products shipped to customers. Management, with oversight from the Company’s Board of Directors and the Audit Committee of the Board of Directors is in the process of implementing a remediation plan for this material weakness, including, among other things, implementing process level and management review controls to ensure the cutoff of revenue recognition is accurate.

There have been no material misstatements identified in the Company’s previously issued financial statements.

Forward-Looking Statements

This amended Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the Company’s expectations relating to the filing of the Form 10-K and the financial information to be included therein. Forward-looking statements can be identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control. Actual results, performance or achievements may differ materially, and potentially adversely, from any forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements. For further information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Annual Report on Form 10-K (as amended) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2021, or the Company’s registration statement on Form S-1 as filed with the SEC on September 10, 2021. All information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Brant	561	893-8670
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Airspan Networks Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2022	By	/s/ David Brant
			Name:	David Brant
			Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).